UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

APOLLO ACQUISITION CORPORATION

(Name of Issuer)

Ordinary Shares, $0.000128 Par Value Per Share

(Title of Class of Securities)

None

(CUSIP Number)

Hybrid Kinetic Automotive Holdings, LLC

800 E. Colorado Blvd., Ste. 888

Pasadena, CA 91101

Attn.: Vincent Wang

Phone: (626) 683-7330

With a copy to:

Adam S. Gottbetter, Esq.

Gottbetter & Partners, LLP

488 Madison Avenue, 12th Floor

New York, NY 10022

Phone: (212) 400-6900

Facsimile: (212) 400-6901

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hybrid Kinetic Automotive Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 781,250
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 781,250
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 78.2%
14.	Type of Reporting Person OO

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CUSIP No.: None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Commonwealth Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 781,250
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 781,250
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 78.2%
14.	Type of Reporting Person OO

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CUSIP No.: None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jimmy Wang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 781,250
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 781,250
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 78.2%
14.	Type of Reporting Person IN

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CUSIP No.: None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vincent Wang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 781,250
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 781,250
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 78.2%
14.	Type of Reporting Person IN

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The Reporting Persons named in Item 2 below are hereby collectively filing this Schedule 13D (this “Statement”) because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired by one of the Reporting Persons from the Issuer named in Item 1 below. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the collective filing of this Statement, a copy of which is annexed hereto as Exhibit 99.1.

Item 1. Security and Issuer

This Statement relates to the ordinary shares, $0.000128 par value per share (“Ordinary Shares”), of Apollo Acquisition Corp., a Cayman Islands Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 800 E. Colorado Blvd., Ste. 888, Pasadena, CA 91101.

Item 2. Identity and Background

This Statement is being filed on behalf of Hybrid Kinetic Automotive Holdings, LLC, a Delaware limited liability company (“Hybrid Kinetic”), Commonwealth Investments, LLC, a California limited liability company (“Commonwealth”), Mr. Jimmy Wang, a California resident, and Mr. Vincent Wang, a California resident (each, a “Reporting Person” and, collectively, the “Reporting Persons”), with respect to the Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

The Ordinary Shares reported in this Statement are directly owned by Hybrid Kinetic. Hybrid Kinetic is owned 80% by Commonwealth and 20% by Rhea C. Yeung. Commonwealth is also the Manager of Hybrid Kinetic. Jimmy Wang and Vincent Wang are the Managers of Commonwealth. Neither Commonwealth, Jimmy Wang, nor Vincent Wang directly own any securities of the Issuer. However, as a result of Commonwealth’s ownership of 80% of the membership interests, and position as Manager, of Hybrid Kinetic, and Jimmy Wang’s and Vincent Wang’s positions as Managers of Commonwealth, each of Commonwealth, Jimmy Wang and Vincent Wang may be deemed to beneficially own securities of the Issuer owned by Hybrid Kinetic. Except as expressly otherwise set forth in this Statement, each of the Reporting Persons specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Ordinary Shares.

Each of Hybrid Kinetic and Commonwealth are holding companies/investment vehicles, with their principal place of business at 800 E. Colorado Blvd., Ste. 888, Pasadena, CA 91101. Jimmy Wang’s principal occupation is as Manager of Commonwealth. Vincent Wang’s principal occupation is as Manager of Commonwealth. The principal business address for Jimmy Wang and Vincent Wang is 800 E. Colorado Blvd., Ste. 888, Pasadena, CA 91101.

Commonwealth is owned 25% by Paramount Holdings, LLC, a California limited liability company (“Paramount Holdings”), 25% by RJCJ Commonwealth, LLC, a California limited liability company (“RJCJ”), 25% by Paramount Capital Partners, LLC, a California limited liability company (“Paramount Capital”), and 25% by The Sunshine Trust, Dated June 1, 2007 (the “Sunshine Trust”), a trust established pursuant to the laws of California. Mr. Jimmy Wang and Mr. Philip Ma are Managers of Paramount Holdings, RJCJ, and Paramount Capital, and Trustees of the Sunshine Trust.

Paramount Holdings is owned 100% by The Yeung Family Irrevocable Trust 2002, FBO Carter Yeung, Non-Exempt, a trust established pursuant to the laws of California (the “Carter Yeung Trust”). RJCJ is owned 100% by The Yeung Family Irrevocable Trust 2002, FBO Johnson Yeung, Non-Exempt, a trust established pursuant to the laws of California (the “Johnson Yeung Trust”). Paramount Capital is owned 100% by The Yeung Family Irrevocable Trust 2002, FBO Jack Yuxin Yeung, Non-Exempt, a trust established pursuant to the laws of California (the “Jack Yeung Trust”). Mr. Jimmy Wang and Mr. Philip Ma are the trustees of each of the Carter Yeung Trust, the Johnson Yeung Trust, and the Jack Yeung Trust.

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The name, citizenship, business address and present principal occupation or employment of each controlling person of the Reporting Persons are listed on Schedule A attached hereto and are incorporated herein by reference.

During the last five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the persons named on Schedule A attached hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 20, 2013, Sword Dancer, LLC, a Nevada limited liability company (“Sword Dancer”) sold to Hybrid Kinetic, in a private transaction exempt from registration under the Securities Act of 1933, as amended, 781,250 of the Issuer’s Ordinary Shares, $0.000128 par value per share (the “Purchased Shares”), representing all of the shares of the Issuer held by Sword Dancer, for an aggregate purchase price of $100,000. As a result, Hybrid Kinetic acquired approximately 78.2% of the Company’s common equity, representing a change in control of the Issuer. The source of the funds used to purchase the Ordinary Shares was working capital.

Item 4. Purpose of Transaction

Hybrid Kinetic purchased the Purchased Shares to acquire a control position in the Issuer. In the near future, Hybrid Kinetic plans to, among other things:

•	Change the name of the Issuer to Angstron Holdings Corporation;

•	Increase the number of authorized Ordinary Shares of the Issuer to 500,000,000 shares;

•	Make issuances of Ordinary Shares;

•	Increase the number of members on the Issuer’s board of directors to five, and appoint Yung Yeung, Bor Zeng Jang, Chunhua Huang, Aruna Zhamu, and Jianguo Xu as directors of the Issuer, to serve until their successors shall be duly appointed, unless they resign, are removed from office, or are otherwise disqualified from serving as directors of the Issuer; and

•	Appoint the following individuals as officers of the Issuer:

Name	Title
Yung Yeung	Chairman,
Bor Zeng Jang	Vice Chairman and Chief Executive Officer,
Chunhua Huang	Chief Financial Officer,
Aruna Zhamu	Chief Technology Officer
Vincent Wang	Corporate Secretary

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to serve until their successors shall be duly appointed, unless they resign, are removed from office, or are otherwise disqualified from serving as officers of the Issuer.

Except as described above, the Reporting Persons currently have no plans or proposals which relate to or would result in:

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the Issuer’s business or corporate structure;

g.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)–(b) See Items 7 through 13 of the cover pages. Except as described in this Statement, no Reporting Person or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto has any equity or other ownership interest in the Issuer.

(c)           Other than as described in Item 4 above, there have been no other transactions in the Ordinary Shares that were effected during the past sixty days by any Reporting Person or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto.

(d)           The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of beneficially owned by the Reporting Persons.

(e)           Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the shares of Common Stock beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement, dated April 1, 2013
99.2	Stock Purchase Agreement, dated as of March 20, 2013, between Sword Dancer, LLC, Hybrid Kinetic Automotive Holdings, LLC, and Gottbetter & Partners, LLP, as escrow agent

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2013

HYBRID KINETIC AUTOMOTIVE HOLDINGS, LLC,
a Delaware limited liability company

By: COMMONWEALTH INVESTMENTS, LLC,
a California limited liability company,
its Manager

By:	/s/ Jimmy Wang
Name: Jimmy Wang
Title: Manager

COMMONWEALTH INVESTMENTS, LLC
a California limited liability company

By:	/s/ Jimmy Wang
Name: Jimmy Wang
Title: Manager

/s/ Vincent Wang
Vincent Wang

/s/ Jimmy Wang
Jimmy Wang

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SCHEDULE A

CONTROLLING PERSONS OF THE REPORTING PERSONS

The name, business address, and present principal occupation or employment and citizenship of each of the controlling persons of the Reporting Persons are as follows:

Name	Business Address	Present Principal Occupation or Employment	Citizenship
Paramount Holdings, LLC (“Paramount Holdings”)	800 E. Colorado Blvd., Ste. 888 Pasadena, CA 91101	Holding Company\Investment Vehicle	California
RJCJ Commonwealth, LLC (“RJCJ”)	800 E. Colorado Blvd., Ste. 888 Pasadena, CA 91101	Holding Company\Investment Vehicle	California
Paramount Capital Partners, LLC (“Paramount Capital”)	800 E. Colorado Blvd., Ste. 888 Pasadena, CA 91101	Holding Company\Investment Vehicle	California
The Sunshine Trust, Dated June 1, 2007 (the “Sunshine Trust”)	800 E. Colorado Blvd., Ste. 888 Pasadena, CA 91101	Holding Company\Investment Vehicle	California

The Yeung Family Irrevocable Trust 2002, FBO Carter Yeung, Non-Exempt (the “Carter Yeung Trust”)	800 E. Colorado Blvd., Ste. 888 Pasadena, CA 91101	Trust established for the benefit of Carter Yeung	California

The Yeung Family Irrevocable Trust 2002, FBO Johnson Yeung, Non-Exempt (the Johnson Yueng Trust”)	800 E. Colorado Blvd., Ste. 888 Pasadena, CA 91101	Trust established for the benefit of Johnson Yeung	California
The Yeung Family Irrevocable Trust 2002, FBO Jack Yuxin Yeung, Non-Exempt (the Jack Yeung Trust”)	800 E. Colorado Blvd., Ste. 888 Pasadena, CA 91101	Trust established for the benefit of Jack Yuxin Yeung	California
Jimmy Wang	800 E. Colorado Blvd., Ste. 888 Pasadena, CA 91101	Manager of Commonwealth Investments, LLC	California
Philip Ma	800 E. Colorado Blvd., Ste. 888 Pasadena, CA 91101	Banker	California

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